UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to ____________

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.
3250 Van Ness Avenue
San Francisco, CA 94109
(415) 421-7900

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002,
Supplemental Schedule as of December 31, 2003
and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
Form 5500, Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets Held for Investment	9
Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,
Williams-Sonoma, Inc.
Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Such standards incorporate not only the auditing standards specific to the engagement but also professional practice standards that apply to Deloitte & Touche LLP as a whole (e.g., independence and quality control standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Francisco, California
June 25, 2004

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments, at fair value:
Williams-Sonoma, Inc. Stock Fund	$90,647,476	$71,426,220

Mutual funds:
Dodge & Cox Balanced Fund	5,912,231	3,665,100
Vanguard Federal Money Market Fund	2,167,212	1,326,765
Dodge & Cox Stock Fund	1,468,034	221,263
SSgA S&P 500 Index Fund	667,586	26,863
PIMCO Total Return A Fund	492,051	104,822
PIMCO Small Cap Value A Fund	411,508	47,853
Templeton Foreign A Fund	215,822	2,707
MFS Massachusetts Investors Growth Stock A Fund	196,795	16,973

Total Mutual Funds	11,531,239	5,412,346

Cash equivalents	881,519	903,348

Loans to participants	2,723,074	1,660,234

Total investments	105,783,308	79,402,148

Receivables:
Employee contributions	497,372	628,485
Employer contributions	147,571	446,721
Dividend and interest income	537	933

NET ASSETS AVAILABLE FOR BENEFITS	$106,428,788	$80,478,287

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$19,740,135	$14,648,714
Interest and dividends	297,554	130,607

Total investment income	20,037,689	14,779,321

Contributions:
Employee	8,622,664	7,012,084
Employer	3,743,322	5,069,976

Total contributions	12,365,986	12,082,060

TOTAL ADDITIONS	32,403,675	26,861,381

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	6,453,174	8,764,114

NET INCREASE	25,950,501	18,097,267

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	80,478,287	62,381,020

End of year	$106,428,788	$80,478,287

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering eligible salaried and hourly employees. It was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the “Company”). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), is tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and contains arrangements under Section 401(k) and 401(m) of the Internal Revenue Code.

Contributions - The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participants’ taxable income. Full-time regular employees who are at least 21 years old may participate 30 days after their date of hire. Part-time and casual employees who are at least 21 years old may participate 30 days after their completion of 1,000 hours of service with the Company within a 12-month period. Temporary employees are not eligible to become participants. Participants may defer up to 15% of their eligible pay (base salary, hourly wages, and overtime) each pay period (4% for certain higher paid employees). As of November 1, 2002, participants are allowed to contribute to the Plan certain pre-tax distributions from other qualified plans and arrangements that are eligible to be rolled over. As of May 1, 2003, participants who reach age 50 by the end of the year and make the maximum deferrals into the Plan can make an additional “catch-up” contribution of up to $2,000.

All Company matching contributions are invested in the Williams-Sonoma, Inc. Stock Fund. Through July 31, 2003, the Company made matching contributions equal to 100% of a participant’s deferrals each pay period, taking into account only those deferrals that did not exceed 6% of the participant’s eligible compensation for the pay period, and only making the matching contributions if the participant elected to have the deferrals invested in the Williams-Sonoma, Inc. Stock Fund. As of August 1, 2003, the Company makes matching contributions equal to 50% of a participant’s deferrals each pay period, taking into account only those deferrals that do not exceed 6% of the participant’s eligible compensation for the pay period. Participants are no longer required to invest in the Williams Sonoma, Inc. Stock Fund in order to receive the Company’s matching contributions. The Company does not match participants’ rollover and “catch-up” contributions.

During 2003 and 2002, federal income tax rules generally limited the maximum salary deferral contributions by an employee to $12,000 and $11,000, respectively (excluding “catch-up” contributions).

Participant accounts - The Plan maintains individual accounts for participants, who direct their own contributions into the available investment alternatives. The investment alternatives available to participants during 2003 and 2002 were as follows:

•	Williams-Sonoma, Inc. Stock Fund - consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	Vanguard Federal Money Market Fund – a fixed income fund invested in short-term loans to the U.S. Federal Government

As of November 1, 2002, the following additional investment alternatives were available to participants:

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	SSgA S&P 500 Index Fund – an index fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	PIMCO Total Return A Fund – a bond fund invested in U.S. corporate and government bonds

•	PIMCO Small Cap Value A Fund – a small cap value fund invested in stocks of smaller, typically fast-growing U.S. corporations

•	Templeton Foreign A Fund – a foreign stock fund invested in stocks of large international non-U.S. companies

•	MFS Massachusetts Investors Growth Stock A Fund – a large cap growth fund invested in stocks of large U.S. companies whose results are included in the S&P 500 average

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and earnings (or losses). Participants can transfer amounts that are not invested in the Williams-Sonoma, Inc. Stock Fund freely among the available funds. Prior to November 1, 2002, participants could not transfer their own contributions invested in the Williams-Sonoma, Inc. Stock Fund to other funds in order to qualify for the Company’s matching contribution. From November 1, 2002, until July 31, 2003, participants could transfer their own contributions invested in the Williams-Sonoma, Inc. Stock Fund to other funds and qualify for the Company matching contribution, provided the contributions had been invested in the Williams-Sonoma, Inc. Stock Fund for a designated minimum period of time. As of August 1, 2003, participants can transfer their own contributions freely between funds at any time and qualify for the Company’s matching contribution. Company matching contributions (and earnings) are always invested in the Williams-Sonoma, Inc. Stock Fund and cannot be transferred to other funds.

Nonparticipant accounts - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statements of net assets available for benefits.

Participant loans – As of November 1, 2002, participants who are employed by the Company are allowed to borrow from their individual account up to 50% of their vested minimum account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced by the highest outstanding loan amount during the preceding year). The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full by the last day of the calendar quarter following the calendar quarter in which the participant terminates employment with the Company. If the participant does not repay the loan as required, the outstanding balance of the loan will be treated as a taxable distribution from the Plan.

Vesting - Participants are immediately 100% vested in their salary deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions vest immediately. If a participant terminates employment prior to full vesting and either takes a distribution of the vested portion or has a break-in-service of five years, any unvested Company matching contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company matching contributions.

Forfeitures - Any unvested Company matching contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company matching contributions when a participant terminates employment prior to full vesting and either takes a distribution of the vested portion or has a break-in-service of five years.

Payment of benefits - Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59½. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70½, except that if the participant’s vested account balance is $5,000 or less following separation ($3,500 in 2002), the Plan will issue the participant a full distribution.

Plan termination - The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested and net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses - Administrative expenses incurred by the Plan generally are paid by the Company. Investment expenses incurred by the Plan generally are paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cash equivalents - Cash equivalents represent shares in the First American Prime Obligation Short-Term Investment Fund, which is used to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments – Investments in common stock and mutual funds are stated at fair value, which is based on publicly quoted market values.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits payable - As of December 31, 2003 and 2002, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2003	2002
Benefits payable	$319,120	$89,090
Deferred benefits payable	$18,263,615	$13,585,303

Deferred benefits payable represent vested balances payable to all terminated Plan participants who have elected to defer distribution of their account balances.

Related party transactions - Certain Plan investments are held in a short-term investment account managed by U.S. Bank. U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to U.S. Bank by the Company for the investment management services amounted to $36,644 and $29,238 in 2003 and 2002, respectively.

3.	INVESTMENTS

At December 31, 2003 and 2002, the following investments were 5% or more of the total Plan assets:

	2003	2002
Williams-Sonoma, Inc. Stock Fund (2,607,060 and 2,630,800 shares, respectively)	$90,647,476	$71,426,220
Dodge & Cox Balanced Fund (80,945 and 60,331 shares, respectively)	$5,912,231	$3,665,100

During the years ended December 31, 2003 and 2002, the Plan’s investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2003	2002
Williams-Sonoma, Inc. Stock Fund	$18,456,859	$14,793,742
Mutual funds	1,283,276	(145,028)

Total appreciation in fair value	$19,740,135	$14,648,714

4.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter that stated the Plan, as amended through December 31, 2002, was qualified and the trust established thereunder tax-exempt. The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2003. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

5.	SUBSEQUENT EVENTS

Effective March 2004, the administrator and trustee for the Plan were changed to Schwab Retirement Plan Services, Inc. and The Charles Schwab Trust Company, respectively.

* * * * * *

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

Form 5500, Schedule H, Part IV, Line 4i
Supplemental Schedule of Assets Held for Investment
DECEMBER 31, 2003

	Number of
Security Description	Shares/Units	Fair Value
Williams-Sonoma, Inc. Stock Fund*	2,607,060	$90,647,476
Mutual Funds:
Dodge & Cox Balanced Fund	80,945	5,912,231
Vanguard Federal Money Market Fund	2,167,212	2,167,212
Dodge & Cox Stock Fund	12,902	1,468,034
SSgA S&P 500 Index Fund	36,361	667,586
PIMCO Total Return A Fund	45,943	492,051
PIMCO Small Cap Value A Fund	16,421	411,508
Templeton Foreign A Fund	20,284	215,822
MFS Massachusetts Investors Growth Stock A Fund	17,385	196,795

Total Mutual Funds		11,531,239

First American Prime Obligation Short-Term Investment Fund*	881,519	881,519
Loans to participants (433 loans at interest rates of 5% to 5.75%)		2,723,074

Total		$105,783,308

*Represents a party-in-interest transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. ASSOCIATE STOCK INCENTIVE PLAN

By: /s/ Sharon L. McCollam

Sharon L. McCollam
Executive Vice President,
Chief Financial Officer
Administrative Committee Member

Dated: June 25, 2004

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm